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                       SUMMARY ADVERTISEMENT AS PUBLISHED
                IN THE WALL STREET JOURNAL ON NOVEMBER 12, 1998

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated November 12, 1998 and the related Letter of Transmittal, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Morgan Stanley & Co. Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of J&L Specialty Steel, Inc. at $6.375 Net Per Share by Ice Acquisition Corp. a wholly owned subsidiary of Usinor

Ice Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Usinor, a societe anonyme organized under the laws of the Republic of France ("Parent"), is offering to purchase all outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of J&L Specialty Steel, Inc., a Pennsylvania corporation (the "Company"), at a price of $6.375 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 10, 1998, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the then issued and outstanding Shares, without regard to the Shares currently owned by Parent (the "Minimum Condition"). The Minimum Condition may not be waived without the consent of the Special Committee (as defined in the Offer to Purchase).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of


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November 5, 1998 (the "Merger Agreement"), among Parent, Purchaser and the
Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissable, waiver of the other conditions set forth in the Merger Agreement, in accordance with relevant provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) shall be cancelled and, subject to dissenters rights, converted automatically into the right to receive $6.375 in cash, or any higher price that may be paid per Share in the Offer (the "Merger Consideration"), without interest. Shareholders who fully comply with the statutory dissenters procedures set forth in the PBCL will be entitled to receive, in connection with the Merger, instead of the Merger Consideration, cash for the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) as determined pursuant to the procedures prescribed by the PBCL. No dissenters rights are available in connection with the Offer.

The Board of Directors of the Company, by the unanimous vote of all directors present, based upon, among other things, the unanimous recommendation and approval of a committee of the Board of Directors comprised of disinterested directors, has determined that the Offer and the Merger are fair to, and in the best interests of, the Company, and recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Harris Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 under "THE TENDER OFFER" in the Offer to Purchase) pursuant to the procedures set

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forth in Section 3 under "THE TENDER OFFER" in the Offer to Purchase, (ii) the
Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 under "THE TENDER OFFER" in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required under the Letter of Transmittal.

Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 12 under "THE TENDER OFFER" in the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement, including the Minimum Condition, shall have been satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the Shares currently owned by Parent, does not constitute at least 80% of the then issued and outstanding Shares, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied or waived.

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Thursday, December 10, 1998 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 10, 1999. For the withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or at its facsimile number set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 under "THE TENDER OFFER" in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered


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pursuant to the procedure for book-entry transfer as set forth in Section 3 under "THE TENDER OFFER" in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[Innisfree logo]
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll Free (888) 750-5834
Banks and Brokers Call: (212) 750-5833 (Collect)

The Dealer Manager for the Offer is:
[Morgan Stanley Dean Witter logo]
Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
(212) 761-8178
November 12, 1998


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